UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.                    )
Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☑

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Nihon Densan Servo Kabushiki Kaisha
(Name of Subject Company)
Nidec Servo Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Nidec Corporation
(Name of Person(s) Furnishing Form)
Common Share
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Hiroshi Sakamoto
Nidec Servo Corporation
3-93 Aioi-cho, Kiryu-shi, Gunma 376-0011 Japan
+81-277-53-8811
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
The following documents are attached as exhibits to this Form CB:

Exhibit
Number

1.	English translation of Notice Concerning a Share Exchange Agreement to Make Nidec Servo Corporation a Wholly Owned Subsidiary of Nidec Corporation, dated as of April 26, 2010.
2.	English translation of Notice of the 75th Ordiary General Meeting of Shareholders of Nidec Servo Corporation, dated as of June 2, 2010.
Item 2. Informational Legends
The required legends have been included in prominent portions of the Exhibits 1 to 2 referred to in Item 1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
Nidec Corporation is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIDEC CORPORATION
Dated: June 2, 2010	/s/ Shigenobu Nagamori
	Name:	Shigenobu Nagamori
	Title:	Chairman of the Board, President & Chief Executive Officer